SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2(B)
(Amendment No. 3)*
Maxygen, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
577776107
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No.	577776107	13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of Above Persons (entities only) R.A. Investment Group

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		2,185,323

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,185,323

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,185,323

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No. 577776107	13G	Page 3 of 5 Pages
Item 1(a). Name of Issuer:
          Maxygen, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
          515 Galveston Drive
          Redwood City, CA 94063
Item 2(a). Name of Person Filing:
          R.A. Investment Group
Item 2(b). Address of Principal Business Office or, if none, Residence:
          71 South Wacker Drive, Suite 4600
          Chicago, IL 60606
Item 2(c). Citizenship:
          Illinois
Item 2(d). Title of Class of Securities:
          Common Stock, par value $0.0001 per share
Item 2(e). CUSIP Number:
          577776107
Item 3. Not Applicable; the Reporting Person is filing this Schedule 13G pursuant to Rule 13d-1(c).
Item 4. Ownership
(a)	Amount Beneficially Owned: 2,185,323

(b)	Percent of Class: 5.9%

(c)	Number of shares as to which the person has:
(i)	sole power to vote or direct the vote: 2,185,323

(ii)	shared power to vote or direct the vote: 0

CUSIP No. 577776107	13G	Page 4 of 5 Pages
(iii)	sole power to dispose or to direct the disposition of: 2,185,323

(iv)	shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
            Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            Not Applicable
Item 8. Identification and Classification of Members of the Group.
            Not Applicable
Item 9. Notice of Dissolution of Group.
            Not Applicable
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 577776107	13G	Page 5 of 5 Pages
Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2008

R.A. INVESTMENT GROUP, an Illinois general partnership
By:	R.A. Trust #25, a partner

By:	/s/ Marshall E. Eisenberg
Marshall E. Eisenberg,
not individually, but solely as co-trustee of the above trust